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Exhibit 4.4

THIRD AMENDMENT
TO THE
ZEBRA TECHNOLOGIES CORPORATION
1997 STOCK OPTION PLAN

        Section 4.1 of the Zebra Technologies Corporation 1997 Stock Option Plan is amended and restated in its entirety to read as follows:

          "4.1 Number of Shares. Subject to the adjustment under Section 4.6, the total number of shares of Common Stock reserved and available for distribution pursuant to Options under the Plan shall be 4,250,000 shares of Common Stock authorized for issuance on the Effective Date. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares."

Dated as of May 18, 1999.

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  Exhibit 4.4